Ecopetrol S.A. and Refinería de Cartagena S.A.S. Execute Agreement with the Nation for the Outstanding Payment of the FEPC Corresponding to the First Quarter of 2025

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that:

1.	Through Resolutions 00368 and 00369 dated March 31, 2026, the Hydrocarbons Directorate of the Ministry of Mines and Energy ordered the payment of the outstanding balance of the Fuel Price Stabilization Fund (“FEPC”) for the first quarter of 2025, for a total amount of COP 1.6 trillion, of which COP 1.2 trillion is attributable to Ecopetrol S.A. and COP 0.4 trillion is attributable to Refinería de Cartagena S.A.S.

2.	Ecopetrol S.A., Refinería de Cartagena S.A.S., and the Government of the Republic of Colombia (the “Nation”), represented by the Ministry of Finance and Public Credit, have entered into a payment agreement under which the Nation undertakes to pay the outstanding balance of the FEPC account corresponding to the first quarter of 2025. The payment is expected to be made in accordance with the terms set forth below:

Payment Date	Amount (COP)	Payment Method
April 1, 2026	2,891,901,795.00	Cash transfer
December 15,2026	1,555,514,748,090.21	Treasury Securities (TES) issued by the Republic of Colombia

3.	Under this agreement, the Nation acknowledges in favor of Ecopetrol S.A. and Refinería de Cartagena S.A.S. the cost associated with the time elapsed between the execution of the agreement and the payment scheduled for December 2026.

4.	Additionally, this agreement confirms the Nation’s acknowledgment of its payment obligation and highlights the joint efforts of Ecopetrol and the Government.

The Ecopetrol Group continues to work in close coordination with the Ministries of Finance and Public Credit and of Mines and Energy — the authorities responsible for fuel pricing policy — in the implementation of payment mechanisms and the reduction of FEPC balances.

Bogota D.C., April 1, 2026

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co